1125259

P.E. 2/11/02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02013882

FORM 6-K

P&O PRINCESS CRUISES PLC

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
February 2002

Not Applicable
(Translation of registrant's name into English)

77 New Oxford Street, London WC1A 1PP
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b) 82 -

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P&O PRINCESS CRUISES PLC

Date: 5 February 2002

By: ____________________

Name: Simon Pearce

Title: Company Secretary

P&O PRINCESS cruises plc

NEWS RELEASE

5 February 2002

P&O PRINCESS CRUISES PLC
RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED 31 DECEMBER 2001

Key points for the quarter

- Operating profit doubled to $31.2 million (Q4 2000: $15.8 million) despite the impact on bookings of the events of 11 September
- Earnings per share/ADS of 2.4c/$0.09, compared to a loss per share/ADS of 0.5c/$0.02 in Q4 2000
- Passenger cruise days increased by 6% compared with Q4 2000
- Like for like net revenue yields 5% lower than Q4 2000, significantly better than forecast at the time of our third quarter results announcement
- Accelerating cost reductions with underlying unit costs down 8% compared with Q4 2000

Key points for the year

- Operating profit of $361.3 million (2000: $373.1 million), down only 3% despite the events of 11 September
- Basic earnings per share/ADS of 41.4c/$1.66 (2000: 40.1c/$1.60), an increase of 3%
- 8% growth in passenger cruise days, net yields down 5% on a like for like basis, and underlying unit cost reduction of 5%, compared with 2000

2002 Outlook

- Notwithstanding the 13% increase in capacity for the Group, sailings for Q1 2002 are now largely fully booked, with like for like net revenue yields for the Group expected to be 8% down against Q1 2001
- The first month of the wave period was strong with booking volumes for Princess sailings in the second and third quarters up approximately 40% over the same period last year. Pricing remains below last year's levels but there are some signs of recovery
- The shortfall in bookings for Princess has reduced but the proportion of capacity booked for sailings in the second and third quarters remains 5 percentage points behind the position a year ago
- The impact of 11 September on our European and Australian operations is not expected to be significant. Overall, these businesses continue to perform well
- Given the remaining shortfall in bookings and the effects of the fleet redeployments, yields for the second and third quarters are likely to experience the same sort of pressures as seen in the first quarter
- Underlying unit costs for the group are expected to reduce by a further 7% in 2002, benefiting from the fleet changes, the growth in the business and the ongoing cost reduction programmes

77 New Oxford Street
London WC1A 1PP
Telephone: +44 (0)20 7805 1200
Facsimile: +44 (0)20 7805 1240/1241
www.poprincesscruises.com

Registered office as above,
registered in England 4039524

Peter Ratcliffe, Chief Executive Officer of P&O Princess Cruises, commented:

"We are pleased that, notwithstanding the events of 11 September, we have recorded increased earnings per share for both our fourth quarter and full year 2001 results.

These results are a testament to the underlying strength of demand for our brands and the successful efforts of our staff in reducing unit costs without affecting their commitment to providing outstanding vacations for our passengers in a safe and secure environment.

In North America, booking patterns have returned close to normal and the wave season has got off to a strong start. We are making rapid progress in reducing the cumulative booking shortfall caused by the events of 11 September. We expect yields to be down by 8% on a like for like basis in the first quarter. Yields for the second and third quarters can be expected to experience similar pressures.

As the 11 September events have not had a significant effect on our European and Australian operations, these businesses are having a stabilizing effect on our earnings as we go through this period of recovery.

Our confidence in the underlying strength of the industry, and our own position within it, remains. The proposed combination with Royal Caribbean will enable us to accelerate the creation of value for our shareholders from this position."

For further information contact:

P&O Princess Cruises plc

Caroline Keppel-Palmer, Investor Relations and Corporate Communications Manager	+44 20 7805 1214 07730 732015
Website	www.poprincesscruises.com

Analyst conference call

We are holding a conference call for UK and European analysts and investors at 09.15 GMT and one for US analysts and investors at 14.00 GMT. An audio webcast will be available on our website at www.poprincesscruises.com. Below are details of the dial in numbers:

09.15 GMT	Dial in number:		+44 (0) 20 7365 3968
	Replay number		+44 (0) 20 8797 2499 (pin 118415#)
14.00 GMT	Dial in number	(UK)	+ 44 (0) 20 8515 2304
	Dial in number	(US)	+1 800 366 3964
	Replay numbers	(UK)	+44 (0) 20 8797 2499 (pin 118416#)
		(US)	+ 1 800 405 2236 (pin 442142#)

About P&O Princess Cruises plc

P&O Princess Cruises plc is one of the largest international cruise companies with some of the strongest cruising brand names: Princess Cruises in North America; P&O Cruises in the UK and in Australia; AIDA and A'ROSA in Germany and Swan Hellenic also in the UK. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 19 ships offering 29,970 berths is set to grow in the next three years with 7 new ships on order.

P&O Princess Cruises has approximately 19,000 employees worldwide and in 2001 generated revenue of over $2 billion (£1.4 billion). Headquartered in London, P&O Princess Cruises' ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock Exchange (under the symbol "POC").

The directors of P&O Princess Cruises accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of P&O Princess Cruises (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Certain statements contained in this announcement are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to P&O Princess Cruises and its subsidiaries, including certain statements concerning profit forecasts, working capital, future results, strategies, plans and goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbours from liability provided by Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, which are part of the US Private Securities Litigation Reform Act of 1995. You can find many (but not all) of these statements by looking for words like "will", "may", "believes", "expects", "anticipates", "plans" and "estimates" and for similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause the statements, events or transactions described herein not to occur and/or P&O Princess Cruises', actual results, performance or achievements to differ materially from those expressed or implied in this announcement. These include, but are not limited to, economic and business conditions in general and, conditions in the cruise, travel and vacation industries in particular, including changes in industry cruise ship capacity and competition from other cruise ship operators and other vacation alternatives, safety and security concerns, incidents at sea, weather conditions, the political climate, fluctuations in interest rates, fluctuations in the price of oil, changes in the tax and regulatory regimes under which the company operates, capital expenditures, and factors impacting P&O Princess Cruises' international operations. In addition, the paragraph entitled "Risk Factors" in Section 5 of the EGM Circular dated 27 December 2001 and each of P&O Princess Cruises' Annual Report on Form 20-F for the year ended 31 December 2000 filed with the US Securities and Exchange Commission contain important cautionary statements and a discussion of many of the factors that could materially affect the accuracy of the company's forward-looking statements and/or adversely affect its respective businesses, results of operations and financial position, which statements and factors are incorporated herein by reference.

Subject to any continuing obligations under applicable law or any relevant listing rules, P&O Princess Cruises expressly disclaims any intention or obligation to disseminate, after the date of this announcement, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

SUMMARISED GROUP PROFIT AND LOSS ACCOUNT FOR THE THREE MONTHS AND YEAR ENDED 31 DECEMBER 2001

	Three months to 31 December		Year to 31 December	
	2001 (Unaudited)	2000 (Unaudited)	2001 (Audited)	2000 (Audited)
US$ million				
Turnover (gross revenue)	485.3	484.8	2,451.0	2,423.9
Direct operating costs	(331.8)	(343.8)	(1,584.1)	(1,558.0)
Selling and administrative expenses	(85.7)	(88.5)	(357.5)	(348.2)
Depreciation and amortisation	(36.6)	(36.7)	(148.1)	(144.6)
	(454.1)	(469.0)	(2,089.7)	(2,050.8)
Operating profit	31.2	15.8	361.3	373.1
Share of operating results of joint ventures	(0.2)	0.1	0.1	0.5
Total operating profit	31.0	15.9	361.4	373.6
Loss on disposal of ships	-	(6.0)	(1.9)	(6.7)
Profit on sale of businesses	-	-	-	0.2
Profit before interest	31.0	9.9	359.5	367.1
Net interest and similar items	(13.7)	(13.9)	(58.0)	(49.1)
Profit/(loss) before taxation	17.3	(4.0)	301.5	318.0
Taxation	(0.9)	0.6	(15.1)	(41.3)
Profit/ (loss) after taxation	16.4	(3.4)	286.4	276.7
Equity minority interests	(0.1)	(0.2)	(0.1)	(2.6)
Profit/ (loss) for the period	16.3	(3.6)	286.3	274.1
Basic earnings/(loss) per share	2.4c	(0.5)c	41.4c	40.1c
Diluted earnings/(loss) per share	2.4c	(0.5)c	41.2c	40.1c
Basic earnings/(loss) per ADS	$0.09	$(0.02)	$1.66	$1.60
Diluted earnings/(loss) per ADS	$0.09	$(0.02)	$1.65	$1.60
Dividend per share	3.0c	-	12.0c	12.0c
Dividend per ADS	$0.12	-	$0.48	$0.48
Weighted average number of shares in Issue (in millions) – Basic	691.5	692.6	691.5	684.2
Weighted average number of shares in Issue (in millions) – Diluted	692.1	692.6	694.8	684.2

	Three months to 31 December		Year to 31 December	
	2001	2000	2001	2000
Operating statistics				
Passenger cruise days (thousands)				
North America	1,583	1,431	6,205	5,903
Europe and Australia	786	801	3,260	2,828
Total	2,369	2,232	9,465	8,731
Occupancy				
North America	98.2%	98.1%	100.5%	99.9%
Europe and Australia	98.9%	96.5%	99.0%	97.9%
Total	98.4%	97.6%	100.0%	99.3%
Like-for-like change in net revenue yields	(5)%		(5)%	

Passenger cruise days ("pcds") represents the number of passengers who could be carried on board (defined by lower berth capacity) multiplied by the available cruise days. Cruises that begin in one accounting period and end in another have their pcds apportioned accordingly; the financial results are treated similarly.

Occupancy is calculated by dividing the achieved passenger cruise days by the available passenger cruise days. Since the former includes upper berths whereas the latter includes only lower berths, the occupancy can exceed 100%.

Net revenue is defined as gross revenue (turnover) from the sale of cruises and on board revenue less the cost of sales (primarily travel agent commissions) and the flight component of a fly-cruise.

Like for like is defined as movements in net revenue yields after adjusting for changes in exchange rates and changes in the mix of cruises. For the year as whole like for like net revenue yield changes figures include adjustments for the effects in Q1 2000 of higher priced cruises over the Millennium.

Commentary on fourth quarter results

Passenger cruise days in the quarter were 6% higher than in the same quarter in 2000. In North America, Princess' passenger cruise days increased by 11% due to the introduction of Golden Princess in May 2001, offset by the transfer of Pacific Sky to Australia during November 2000. For Europe and Australia, passenger cruise days decreased by 2% with the expansion in Australia through the replacement of Fair Princess with the larger Pacific Sky offset by the withdrawal of service of Arkona in the last two months of 2001.

Net revenue yields, including onboard revenue, were 5% lower on a like-for-like basis than for the fourth quarter in 2000. This reduction was attributable to Princess and was significantly affected by the impact on the business of events in the US on 11 September. In the immediate period after 11 September, the booking pattern for the business was severely disrupted and there was a significant increase in cancellations. However, through the use of price promotions we were able to generate a significant increase in bookings for fourth quarter sailings and we achieved occupancy for the quarter of 98%, in line with occupancy for the fourth quarter of 2000. Yields fell as a result of these price promotions, but finished above our expectations due to the high occupancy achieved. Average on board spending per passenger per day was unchanged from the fourth quarter of 2000.

Gross revenues for the quarter were unchanged at $485 million with the increase in passenger carryings being offset by the lower net revenue yields and a lower air/sea mix.

Both direct operating costs and selling and administrative expenses fell, despite the increase in capacity. As well as benefiting from lower fuel prices and a lower air/sea mix, underlying unit direct operating costs were some 8% lower than in the fourth quarter of 2000. Selling and administrative costs per unit were also 9% lower than in the fourth quarter of 2000. We continue to benefit from the improving cost structure of the fleet and from economies of scale as we grow the business. In addition our ongoing cost reduction programs, some of which have been accelerated and increased since 11 September, are having a significant impact. These savings are coming from a wide variety of sources.

Operating profit for the quarter doubled to $31.2 million from $15.8 million last year with the reduced unit costs more than offsetting the lower yields. Interest costs were largely unchanged at $13.7 million with the increase in borrowings following delivery of Golden Princess offset by lower average interest rates. Profit before tax was $17.3 million, compared with a loss of $4.0 million in the fourth quarter of 2000. The 2000 figure included a loss on disposal of Victoria of $6.0 million.

The tax rate was 5% and after interest, tax and minority interests, profits were $16.3 million against a loss of $3.6 million in the fourth quarter of 2000. Earnings per share/ADS were 2.4c/$0.09 compared with a loss of 0.5c/$0.02 for the fourth quarter of 2000.

The directors recommend a final dividend of 3.0c per share. Subject to approval by shareholders, this will be paid on 10 May 2002 to shareholders on the register on 5 April 2002 who, unless they have elected otherwise, will receive their dividend in sterling, converted at the exchange rate on 25 April 2002. Elections to receive dividends in US dollars must be made by 18 April 2002. Holders of ADSs will receive their dividend of $0.12 per ADS in US dollars.

Commentary on results for the year

For the year as a whole, passenger cruise days increased by 8% over the same period in 2000. Within this, Princess' passenger cruise days grew by 5% due to the introduction of Golden Princess in May 2001, offset by the effect of the transfer of Pacific Sky to Australia during November 2000. Passenger cruise days in Europe and Australia grew by 15% due to the inclusion of Aurora (introduced in April 2000) for P&O Cruises in the UK for the full period, the acquisition of Seetours in April 2000 which added Arkona to the German business, and the expansion in Australia, with the larger vessel Pacific Sky replacing Fair Princess.

Net revenue yields, including on board revenue, for the year were 5% lower on a like for like basis than for the equivalent period in 2000. Underlying unit costs were 5% lower with continuing savings in operations costs and overheads.

Operating profit for the year was $361.3 million against $373.1 million in 2000, reflecting the lower net revenue yields, partially offset by increased passenger carryings and lower underlying unit costs. The comparison with 2000 is affected by the inclusion in 2001 of direct costs and charges of $12 million following the events of 11 September (in addition to the impact these events had on yields) and $7 million of one-off relocation costs, as well the inclusion in 2000 of a $11 million benefit from Millennium cruises. Against this, lower oil prices benefited the 2001 result by around $10 million.

The interest charge for the year increased due to the increase in borrowings following delivery of Golden Princess, offset by lower average interest rates. The tax rate was 5% against 13% in 2000 with one-off restructuring tax charges relating to tonnage tax entry being offset by the release of the accumulated deferred tax provision. After interest, tax and minority interests, profits were $286.3 million against $274.1 million in 2000. Earnings per share/ADS were 41.4c/$1.66 compared with 40.1c/$1.60 for 2000.

Recovery from 11 September

North America

At the time of our quarter three results we gave a complete update on the impact of the events of 11 September. We reported at that time that there was an immediate adverse impact on the business and we fell behind our booking pace by some 40,000 passengers, creating a significant shortfall.

In the last three months of the year significant discounts were given to stimulate bookings particularly for the sailings in the final quarter of 2001 and the first quarter of 2002. In this period bookings were for much closer in sailings than would normally be the case. By the beginning of this year booking patterns had more or less returned to the normal pattern with the first quarter back to its normal occupancy level, notwithstanding the 21% capacity increase, but with significant shortfalls remaining in the percentage of capacity booked for the second and third quarters.

We achieved 98% occupancy in the fourth quarter with yields per available passenger cruise day down approximately 10%. We anticipate that, notwithstanding a 21% increase in capacity, we will achieve over 100% occupancy for the first quarter of 2002 with yields expected to be down approximately 11%.

We have now completed the first month of the wave period. It has been strong, with booking volumes for second and third quarter sailings approximately 40% ahead of those in the same period last year. The proportion of capacity booked is 5 percentage points behind the position a year ago for these two quarters and we are making good progress in eliminating the shortfall created by the events of 11 September. Pricing remains below last year's levels but there are some signs of recovery.

Although at a very early stage, the booking patterns for the fourth quarter appear to be more like a normal year.

Europe and Australia

In general bookings for our European and Australian businesses have been much less affected by the events of 11 September.

In the UK the impact of the events on 2002 has been relatively small, being confined mainly to the first quarter with the rerouting of the Oriana's world cruise. The round trip Southampton itineraries which all four ships undertake for a large part of the year have been unaffected. Occupancies and yields in the final quarter of 2001 were broadly in line with the previous year and this is also the case at this time for 2002.

The impact in Germany has been mainly confined to AIDAcara's winter 2001/2 season in the Caribbean and the 2002 North American and long distance fly cruises of the new A'ROSA brand. Australia has been relatively unaffected with its round trip Sydney cruises.

Group

Cruises for the first quarter are now almost fully booked and we anticipate that the Group's net revenue yields for this quarter will be around 8% lower, on a like for like basis, compared with the first quarter of 2001. Given the remaining shortfall in bookings for Princess and the effects of the fleet redeployments, yields for the second and third quarters are likely to experience the same sort of pressures as those in the first quarter. Of course, given the seasonality of the business, the performance for these two summer quarters will be the key determinant of the results for the year.

We have been very reassured by the way our business has been able to absorb the effects of 11 September. We believe it is both a testament to the strength of demand for our products but also the inherent flexibility of our business. We were able at short notice to switch the itineraries of ships away from the destinations that were disproportionately affected by the immediate changes in demand patterns and have been able to use the price mechanism to restore booking volumes quickly. This is a level of flexibility that is unique in the global vacation market.

Business developments

We are continuing to achieve cost reductions well ahead of our original targets, without affecting either the onboard product or the safety and security of our passengers. We achieved underlying cost reductions of 5% in 2001 and, as announced in our last quarter's results, we anticipate an underlying cost reduction of 7% in 2002 as compared with 2001. These cost savings are coming from a whole variety of areas and we would like to take this opportunity of thanking our staff whose tireless efforts and commitment are making this possible.

We continue to modernise the fleet with the Victoria, Pacific Princess and Arkona all being retired this year. Last month we took delivery of the Star Princess, a sister ship to the Grand Princess and Golden Princess, and we look forward to the deliveries of AIDAvita and Coral Princess in May and December this year. We believe that this modernisation programme will reduce our unit operating costs and also increase the revenue earning potential of the fleet both in passage revenue and on board earnings.

We also continue to deploy our fleet so as to maximise the opportunities presented by the growth of cruising around the world. In May, Crown Princess will be converted to German tastes, renamed A'ROSA BLU and deployed by our Seetours operation in Germany together with two new riverboats under the new A'ROSA brand. Similarly Ocean Princess will be renamed Oceana and redeployed to P&O Cruises for sale to British passengers.

Our Seetours operation in Germany will grow by 80% in 2002. Bookings for the AIDA brand, with doubled capacity from May onwards, are positive. Bookings for A'ROSA are slower than expected, with the introduction of the new brand somewhat disrupted by the fall in German consumer demand for east coast of America itineraries.

Royal Caribbean

We look forward to concluding our combination with Royal Caribbean. We continue to believe that the combination will enable us to accelerate further the creation of value for our shareholders by continuing to drive down unit costs and creating the scale for us to compete at the highest level in the world's vacation markets. In addition to the circular for the Extraordinary General Meeting to approve the combination sent out on 27 December 2001, the benefits and potential of the combination are set out in an additional circular that we are sending to all shareholders today, ahead of the EGM next week on 14 February.

SUMMARISED GROUP BALANCE SHEET

US$ million	As at 31 December 2001 (Audited)	As at 31 December 2000 (Audited)
Goodwill	112.9	121.0
Ships	3,530.4	3,206.5
Ships under construction	508.0	401.5
Properties and other fixed assets	248.0	219.6
Investments	19.0	10.9
Stocks	74.3	79.8
Debtors	256.7	318.6
	4,749.3	4,357.9
Net borrowings (note 2)	(1,436.4)	(967.0)
Other creditors and provisions	(672.0)	(927.1)
Equity minority interests	(0.2)	(0.2)
	2,640.7	2,463.6
Equity shareholders' funds	2,640.7	2,463.6
Debt/capital ratio	35%	28%
Net operating assets	3,501.0	3,177.1

SUMMARISED GROUP CASH FLOW STATEMENT

	Three months to 31 December		Year to 31 December	
	2001	2000	2001	2000
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
US$ million				
Net cash inflow from operating activities	65.3	66.1	507.0	532.3
Returns on investments and servicing of finance	(28.6)	(40.5)	(80.5)	(75.9)
Taxation	(32.1)	(20.9)	(171.0)	(34.3)
Capital expenditure and financial investment:				
Purchase of ships	(46.4)	(72.0)	(579.3)	(749.8)
Purchase of other fixed assets	(8.8)	(13.2)	(53.5)	(45.9)
Disposal of ships	-	1.2	46.6	14.7
Disposal of other fixed assets	-	0.2	-	0.2
Net cash outflow for capital expenditure and financial investment	(55.2)	(83.8)	(586.2)	(780.8)
Purchase of subsidiaries and investment in joint ventures	(6.3)	0.1	(6.3)	(14.7)
Equity dividends paid	(21.1)	-	(145.5)	-
Net cash outflow before financing	(78.0)	(79.0)	(482.5)	(373.4)
Net cash inflow from financing	66.1	240.5	333.1	565.8
(Decrease)/increase in cash in the period	(11.9)	161.5	(149.4)	192.4
Movement in net borrowings:				
Net cash outflow before financing	(78.0)	(79.0)	(482.5)	(373.4)
Issues of stock	-	-	0.2	-
Net investment by P&O	-	(25.3)	-	1.2
Amortisation of bond issue costs	(0.5)	(0.2)	(1.7)	(0.2)
Exchange movements in borrowings	22.0	40.9	14.6	37.5
Increase in net borrowings	(56.5)	(63.6)	(469.4)	(334.9)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Year to 31 December (Audited) 2001	Year to 31 December (Audited) 2000
US$ million		
Profit for the financial year	286.3	274.1
Exchange movements	(26.2)	(5.5)
Total recognised gains and losses	260.1	268.6
Dividends	(83.2)	(83.1)
New shares issued	0.2	41.3
Shares to be issued	-	46.8
Net investment by P&O	-	1.2
Net increase to shareholders' funds	177.1	274.8
Shareholders' funds at beginning of year	2,463.6	2,188.8
Shareholders' funds at end of year	2,640.7	2,463.6

NOTES

1 Segmental analysis

US$million	Turnover Year to 31 December 2001	2000	Total operating profit Year to 31 December 2001	2000
North America	1,754.9	1,796.7	254.1	279.6
Europe and Australia	696.1	627.2	107.3	94.0
	2,451.0	2,423.9	361.4	373.6

US$million	Net operating assets excluding goodwill As at 31 December 2001	2000	Return on average net operating assets Year to 31 December 2001	2000
North America	2,599.0	2,200.0	10.6%	13.3%
Europe and Australia	902.0	977.1	12.3%	11.2%
	3,501.0	3,177.1	11.0%	12.7%

Return on net operating assets represents total operating profit before goodwill amortisation divided by average net operating assets excluding goodwill and ships under construction.

2 Net borrowings include bank loans, issued loan notes and bonds of $1,381.7m (2000 $1,054.0 million), short term borrowings and overdrafts of $175.1 million (2000 $163.9 million), loans to P&O of $nil (2000 $3.7m) less cash of $120.4 million (2000 $247.2 million).

3 The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2000 and 31 December 2001. The 2001 report and accounts on which the auditors gave an unqualified report, without any statement under section 237 (2) or (3) of the Companies Act 1985, will be delivered to the registrar of companies following the Company's annual general meeting.

US GAAP RECONCILIATION

Adjustments to profit attributable to ordinary shareholders	**2001** US$m	**2000** US$m
Profit attributable to ordinary shareholders in accordance with UK GAAP	286.3	274.1
US GAAP adjustments		
Depreciation	0.4	0.4
Goodwill and contingent consideration	1.2	0.3
Marketing and promotion costs	5.2	(8.3)
Relocation costs	2.0	-
Employee share incentives	(5.1)	1.9
Pensions	(14.2)	0.9
Derivative instruments and hedging activities	4.0	-
Tax effect of US GAAP adjustments	(3.9)	0.5
Taxes	170.2	(16.1)
Transaction costs	(11.9)	-
Profit attributable to ordinary shareholders in accordance with US GAAP	434.2	253.7
Cumulative effect of US GAAP accounting policy change in respect of derivative instruments and hedging activities	(9.0)	-
Profit attributable to ordinary shareholders in accordance with US GAAP	425.2	253.7

Further details on these US GAAP adjustments will be set out in the Group's annual report and accounts. The principal differences are in respect of pensions, taxes and transaction costs as described below.

Pensions

During 2001, one of the multi employer schemes in which the Group participates closed its fund for future benefit accrual. Under UK GAAP, the Group is recognising this liability over the period in which the funding deficit is being made good. Under US GAAP the Group has accounted for its share of the scheme's net pension liability, with an expense of $15.1 million being recognised in 2001.

Taxes

Under UK GAAP, deferred taxes are accounted for to the extent that a reduction or increase in the tax charge due to timing differences cannot be expected with reasonable probability to continue for the foreseeable future. Under US GAAP, deferred taxes are accounted for on all temporary differences. Deferred tax also arises in relation to the tax effect of the other US GAAP adjustments. During 2001 the Group elected to enter the UK tonnage tax regime, as a result of which temporary timing differences in respect of fixed assets within the scheme become permanent differences. The deferred tax liabilities in respect of these assets have therefore been released. The Group also incurred income tax in 2001 as a result of taxable gains on intercompany transactions that were undertaken to maximise its tax efficiency. Under UK GAAP, this was charged to the profit and loss account. Under US GAAP, income taxes paid on intercompany profits on assets remaining within the Group must be deferred. This deferred charge is being amortised over 25 years.

Transaction costs
Under UK GAAP it is expected that the proposed dual listed company combination with Royal Caribbean Cruises Ltd will be accounted for using merger accounting principles with the costs of carrying out the combination being expensed to the profit and loss account when the combined group comes into existence. Under US GAAP it is intended that the proposed combination will be accounted for using the purchase method of accounting with P&O Princess Cruises being treated as the acquiree. The costs incurred by P&O Princess Cruises in carrying out the combination are being expensed to the profit and loss account as incurred.

OCEAN CRUISE CAPACITY AND DEPLOYMENT

The actual passenger cruise days for 2001 and the estimated passenger cruise days for 2002 to 2005 are shown below. This information takes account of the Company's newbuild programme, ship transfers and announced ship withdrawals.

Passenger cruise days (millions)	Q1	Q2	Q3	Q4	Total
2001					
North America	1.40	1.54	1.68	1.58	6.20
UK	0.55	0.56	0.57	0.55	2.23
Germany	0.15	0.15	0.16	0.13	0.59
Australia	0.11	0.11	0.11	0.11	0.44
Total	2.21	2.36	2.52	2.37	9.46
2002					
North America	1.70	1.74	1.73	1.61	6.78
UK	0.56	0.55	0.57	0.64	2.32
Germany	0.13	0.20	0.37	0.36	1.06
Australia	0.11	0.11	0.11	0.09	0.42
Total	2.50	2.60	2.78	2.70	10.58

	2001	2002	2003	2004	2005
North America	6.20	6.78	7.54	8.69	8.75
UK	2.23	2.32	2.74	3.51	3.84
Germany	0.59	1.06	1.82	2.17	2.49
Australia	0.44	0.42	0.43	0.42	0.44
Total	9.46	10.58	12.53	14.79	15.52

The number of berths and the implied growth in our geographic segments is shown in the table below:

	------ Lower berths ------					
Segment	Capacity at end 2001	Vessels on order	Announced withdrawals	Transfers	Projected capacity in 2005	Average annual growth in pcds (1)
North America	18,260	11,880	(640)	(5,200)	24,300	9%
United Kingdom	6,210	3,100	(700)	2,020	10,630	15%
Germany	1,700	2,540	(510)	3,180	6,910	43%
Australia	1,200	-	-	-	1,200	0%
Total	27,370	17,520	(1,850)	-	43,040	13%

(1) Average annual growth in passenger cruise days from 2001 to 2005

The actual capacity deployment in 2001 and the planned capacity deployment in 2002 within North America is as follows:

Passenger cruise days (millions)	Q1	Q2	Q3	Q4	Total
2001					
Alaska	-	0.45	0.80	-	1.25
Caribbean	0.78	0.36	0.24	0.77	2.15
Europe	-	0.31	0.44	0.02	0.77
Mexico	-	0.04	-	0.19	0.23
Panama Canal	0.31	0.21	0.07	0.23	0.82
Exotics and others	0.31	0.17	0.13	0.37	0.98
Total North America	1.40	1.54	1.68	1.58	6.20
2002					
Alaska	-	0.58	0.99	-	1.57
Caribbean	0.83	0.40	0.24	0.66	2.13
Europe	-	0.20	0.29	0.01	0.50
Mexico	0.23	0.17	0.05	0.42	0.87
Panama Canal	0.32	0.23	-	0.18	0.73
Exotics and others	0.32	0.16	0.16	0.34	0.98
Total North America	1.70	1.74	1.73	1.61	6.78

CAPITAL EXPENDITURE COMMITMENTS

P&O Princess Cruises had eight ocean cruise ships and three river cruise vessels on order as at 31 December 2001 which are scheduled for delivery from 2002 to 2004.

The eight ocean cruise ships on order at 31 December 2001 will increase the fleet's capacity by 17,520 lower berths at an approximate cost of U.S.$184,500 per lower berth. The estimated cost per lower berth includes U.S.$482.5 million of ships under construction at 31 December 2001, contracted future commitments of U.S.$2,699.8 million and estimated future capitalised interest (using current interest rates) of approximately U.S.$50 million. The future capital commitments (including contract stage payments, design and engineering fees and various owner supplied items and excluding future capitalised interest) by year in respect of the ocean cruise ships on order at 31 December 2001 are as follows:

Vessel deliveries	Lower berths	Delivery Date	Commitment $'m
2002			1,002.2
Star Princess	2,600	First quarter 02	
AIDAvita	1,270	Second quarter 02	
Coral Princess	1,970	Fourth quarter 02	
2003			932.7
AIDAaura	1,270	Second quarter 03	
Island Princess	1,970	Second quarter 03	
Diamond Princess	2,670	Third quarter 03	
2004			764.9
P&O Cruises unnamed	3,100	Second quarter 04	
Sapphire Princess	2,670	Second quarter 04	
			2,699.8

In addition, as at 31 December 2001, the Group had assets under construction of U.S.$25.5 million in respect of its three river cruise vessels on order. As at this date, the Group had future capital commitments in respect of these three vessels of U.S.$21.8 million, of which U.S.$17.5 million is expected to be incurred in 2002 and U.S.$4.3 million in 2003.